UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 1

Under the Securities Exchange Act of 1934

Tallgrass Energy GP, LP

(Name of Issuer)

Class A shares

(Title of Class of Securities)

874696 107

(CUSIP Number)

Laura L. Tyson

General Counsel

811 Main Street, Suite 4200, Houston, Texas 77002

Telephone: (713) 579-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS
Tallgrass Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
35,889,165 Class A shares*
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
35,889,165 Class A shares*
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,889,165 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
38.2% **
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person directly owns 35,889,165 Class B shares representing limited partner interests in the Issuer (the “Class B shares”) and 35,889,165 units representing membership interests (the “Tallgrass Equity Units”) in Tallgrass Equity, LLC (“Tallgrass Equity”), which are exchangeable together for a corresponding number Class A shares, pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

** Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the underwritten public offering of Class A shares of the Issuer, and assuming the outstanding Tallgrass Equity Units (35,889,165) and a corresponding number of Class B shares held by the reporting person were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 93,964,165 Class A shares. This calculation does not include the 63,265,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, the reporting person’s beneficial ownership would represent approximately 22.8% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS
EMG Fund II Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
35,889,165 Class A shares*
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
35,889,165 Class A shares*
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,889,165 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
38.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the designated manager of Tallgrass Holdings, LLC (“Tallgrass Holdings”). Tallgrass Holdings directly owns 35,889,165 Class B shares and 35,889,165 Tallgrass Equity Units, which are exchangeable together for a corresponding number Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of its indirect pecuniary interest therein. See Items 2, 3, 4 and 5.

** Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the underwritten public offering of Class A shares of the Issuer, and assuming the outstanding Tallgrass Equity Units (35,889,165) and a corresponding number of Class B shares held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 93,964,165 Class A shares. This calculation does not include the 63,265,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, the reporting person’s may be deemed to beneficially own approximately 22.8% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of its indirect pecuniary interest therein.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS
EMG Fund II Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
35,889,165 Class A shares*
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
35,889,165 Class A shares*
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,889,165 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
38.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 35,889,165 Class B shares and 35,889,165 Tallgrass Equity Units, which are exchangeable together for a corresponding number Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of its indirect pecuniary interest therein. See Items 2, 3, 4 and 5.

** Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the underwritten public offering of Class A shares of the Issuer, and assuming the outstanding Tallgrass Equity Units (35,889,165) and a corresponding number of Class B shares held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 93,964,165 Class A shares. This calculation does not include the 63,265,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, the reporting person’s may be deemed to beneficially own approximately 22.8% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of its indirect pecuniary interest therein.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS
John T. Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
36,124,165 Class A shares*
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
36,124,165 Class A shares*
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,124,165 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
38.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	235,000 Class A shares were purchased by the reporting person through the Directed Share Program conducted in connection with the Issuer's initial public offering. Beneficial ownership of the remaining 35,889,165 Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the sole member of the general partner of the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 35,889,165 Class B shares and 35,889,165 Tallgrass Equity Units, which are exchangeable together for a corresponding number Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of the reporting person’s indirect pecuniary interest therein. See Items 3, 4 and 5.

**	Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the underwritten public offering of Class A shares of the Issuer, and assuming the outstanding Tallgrass Equity Units (35,889,165) and a corresponding number of Class B shares held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 93,964,165 Class A shares. This calculation does not include the 63,265,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, the reporting person may be deemed to beneficially own approximately 23.0% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of his indirect pecuniary interest therein.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2015 (as amended, this “Schedule 13D”). This Amendment No. 1 relates to the disposition of Class A shares representing limited partner interests (“Class A shares”) in Tallgrass Energy GP, LP, a Delaware limited partnership (the “Issuer”), by the Reporting Persons through an underwritten public offering that closed on November 22, 2016. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the original Schedule 13D. Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 2.                  Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)          This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following persons (collectively, the “Reporting Persons”): Tallgrass Holdings, LLC, a Delaware limited liability company (“Tallgrass Holdings”), EMG Fund II Management, LP, a Delaware limited partnership (“EMG LP”), EMG Fund II Management, LLC, a Delaware limited liability company (“EMG GP”), and John T. Raymond.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this schedule as Exhibit 1 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed except to the extent of its indirect pecuniary interest therein.

Pursuant to the First Amended and Restated Agreement of Limited Partnership of the Issuer dated May 12, 2015 (the “Partnership Agreement”), Tallgrass Holdings will have the right, at any time following the expiration of a lock-up period and from time to time, to immediately exchange (the “Exchange Right”) its Class B shares representing limited partner interests in the Issuer (the “Class B shares”) and a corresponding number of units representing membership interests (the “Tallgrass Equity Units”) in Tallgrass Equity (as defined in Item 3 below), for a like number of Class A shares. As a result, Tallgrass Holdings may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right.

EMG LP is the designated manager of Tallgrass Holdings, and EMG GP is the general partner of EMG LP. Each of EMG LP and EMG GP is a reporting person solely by virtue of its indirect control of the Class B shares and Tallgrass Equity Units owned by Tallgrass Holdings, which are exchangeable for the Issuer’s Class A shares.

John T. Raymond is the sole member and the Chief Executive Owner of EMG GP, the general partner of EMG LP, the manager of Tallgrass Holdings, and is a reporting person solely by virtue of his indirect control of the Class B shares and Tallgrass Equity Units owned by Tallgrass Holdings, which are exchangeable for the Issuer’s Class A shares.

Certain information required by this Item 2 concerning each director and/or executive officer, as applicable, of each of the Reporting Persons (collectively, the “Covered Individuals”) is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

(b)          The principal business address of each of the Reporting Persons is:

811 Main Street, Suite 4200

Houston, Texas 77002

(c)          The name and present principal occupation of each Covered Individual is set forth on Schedule A and is incorporated by reference in this Item 2. The principal business address of each of the Covered Individuals is set forth on Schedule A.

(d)          None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each of Tallgrass Holdings, EMG LP and EMG GP is properly organized under the laws of the State of Delaware. The Covered Individuals are United States citizens.

Item 5.                 Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)          Tallgrass Holdings does not directly own any Class A shares. Tallgrass Holdings owns 35,889,165 Class B shares, which are exchangeable, with a corresponding number of Tallgrass Equity Units, upon the expiration of a lock-up period, for an equivalent number of Class A shares. Therefore Tallgrass Holdings may be deemed to beneficially own 35,889,165 Class A shares. Based on there being 58,075,000 Class A shares outstanding as of November 22, 2016, and assuming the 35,889,165 Tallgrass Equity Units and corresponding number of Class B shares held by Tallgrass Holdings as of November 22, 2016 are all exchanged for Class A shares pursuant to the Exchange Right, Tallgrass Holdings would directly own approximately 38.2% of the Class A shares. This calculation does not include the 63,265,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, Tallgrass Holdings would directly own approximately 22.8% of the Class A shares.

EMG LP does not directly own any Class A shares. As the designated manager of Tallgrass Holdings, EMG LP may be deemed to beneficially own the 35,889,165 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, upon the expiration of a lock-up period, for an equivalent number of Class A shares. Based on there being 58,075,000 Class A shares outstanding as of November 22, 2016, and assuming the 35,889,165 Tallgrass Equity Units and corresponding number of Class B shares held by Tallgrass Holdings as of November 22, 2016 are all exchanged for Class A shares pursuant to the Exchange Right, EMG LP may be deemed to beneficially own approximately 38.2% of the Class A shares. This calculation does not include the 63,265,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, EMG LP may be deemed to beneficially own approximately 22.8% of the Class A shares.

EMG GP does not directly own any Class A shares. As the general partner of EMG LP, the designated manager of Tallgrass Holdings, EMG GP may be deemed to beneficially own the 35,889,165 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, upon the expiration of a lock-up period, for an equivalent number of Class A shares. Based on there being 58,075,000 Class A shares outstanding as of November 22, 2016, and assuming the 35,889,165 Tallgrass Equity Units and corresponding number of Class B shares held by Tallgrass Holdings as of November 22, 2016 are all exchanged for Class A shares pursuant to the Exchange Right, EMG GP may be deemed to beneficially own approximately 38.2% of the Class A shares. This calculation does not include the 63,265,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, EMG GP may be deemed to beneficially own approximately 22.8% of the Class A shares.

John T. Raymond directly owns 235,000 Class A shares, and as the sole member of the general partner of the manager of Tallgrass Holdings, Mr. Raymond may be deemed to beneficially own the 35,889,165 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, upon the expiration of a lock-up period, for an equivalent number of Class A shares. Based on there being 58,075,000 Class A shares outstanding as of November 22, 2016, and assuming the 35,889,165 Tallgrass Equity Units and corresponding number of Class B shares held by Tallgrass Holdings as of November 22, 2016 are all exchanged for Class A shares pursuant to the Exchange Right, Mr. Raymond may be deemed to beneficially own approximately 38.4% of the Class A shares. This calculation does not include the 63,265,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, Mr. Raymond may be deemed to beneficially own approximately 23.0% of the Class A shares.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Class A shares set forth in the following table:

Name	Class A Shares Beneficially Owned		Percentage of Class Beneficially Owned
John T. Raymond	36,124,165	**	23.0	%***
John G. Calvert				*
Timothy Nolen Taylor				*
Christopher Bajec				*
Laura L. Tyson				*

*	Less than 1% of the class beneficially owned.
**	235,000 Class A shares were purchased by the reporting person through the Directed Share Program conducted in connection with the Issuer's initial public offering. Beneficial ownership of the remaining 35,889,165 Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the sole member of EMG GP, the general partner of EMG LP, the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 35,889,165 Class B shares and 35,889,165 Tallgrass Equity Units, which are exchangeable together for a corresponding number Class A shares pursuant to the partnership agreement described below.
***	Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the underwritten public offering of Class A shares of the Issuer, and assuming the outstanding Tallgrass Equity Units (35,889,165) and a corresponding number of Class B shares held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 93,964,165 Class A shares. This calculation does not include the 63,265,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, the reporting person may be deemed to beneficially own approximately 23.0% of the Class A shares. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of his indirect pecuniary interest therein.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by Mr. Raymond, solely with respect to his direct holdings of the Class A shares) that it is the beneficial owner of any of the Class A shares referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by Mr. Raymond, solely with respect to his direct holdings of the Class A shares) except to the extent of such Reporting Person’s indirect pecuniary interest, if any, in the Class A shares.

(b)          The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and sole dispositive power with respect to all of the Class A shares beneficially reported for such Covered Individual in the table in Item 5(a).

(c)          On November 22, 2016, the Issuer closed an underwritten public offering (the “Secondary Offering”) on behalf of certain selling shareholders, including Tallgrass Holdings, pursuant to which each of the selling shareholders disposed of a portion of the Class A shares beneficially owned by it. The underwriting agreement entered into by the Issuer, the underwriter and the selling shareholders, including Tallgrass Holdings, in connection with the Secondary Offering provided for the purchase by the underwriter from the selling shareholders of 9,000,000 Class A shares at a price to the public of $22.00 per share. Pursuant to the underwriting agreement, the selling shareholders also granted to the underwriter an option for a period of 30 days to purchase up to an additional 1,350,000 Class A shares on the same terms, which the underwriter exercised in full. The selling shareholders collectively disposed of 10,350,000 Class A shares through the Secondary Offering, of which 5,175,000 constituted Class A shares disposed of by Tallgrass Holdings.

Prior to the Secondary Offering, the Class A shares disposed of by the selling shareholders in the Secondary Offering were issued to the selling shareholders upon the exchange of Class B shares and a corresponding number of Tallgrass Equity Units for a like number of Class A shares pursuant to their respective Exchange Rights. Upon such exchanges, the Issuer cancelled the Class B shares received from the selling shareholders.

The Class A shares disposed of by Tallgrass Holdings in connection with the Secondary Offering constitute Class A shares of which EMG LP, EMG GP and Mr. Raymond may have been deemed to be beneficial owner prior to the disposition thereof.

The foregoing description of the underwriting agreement entered into in connection with the Secondary Offering does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, dated as of November 17, 2016, by and among the Issuer and the selling shareholders named on Schedule I thereto, on one hand, and Goldman, Sachs & Co., as underwriter, on the other hand, a copy of which is filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed on November 22, 2016, which exhibit is incorporated by reference in its entirety herein.

Except as set forth in this Schedule 13D, none of the Reporting Persons or Covered Individuals has effected any transactions in Class A shares in the past 60 days.

(d)          Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A shares of the Issuer that may be deemed to be beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals. Tallgrass Holdings is not entitled to any distributions on the Class B shares it currently holds.

(e)          Not applicable.

Item 7.                Material to Be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Form of Second Amended and Restated Limited Liability Company Agreement of Tallgrass Equity, LLC (filed as Exhibit 3.7 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on April 20, 2015 and incorporated herein in its entirety by reference).

Exhibit 3	Form of Registration Rights Agreement (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on April 20, 2015 and incorporated herein in its entirety by reference).

Exhibit 4	First Amended and Restated Agreement of Limited Partnership of Tallgrass Energy GP, LP, dated May 12, 2015 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 5	Amended and Restated Limited Liability Company Agreement of TEGP Management, LLC, dated May 12, 2015 (filed as Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 6	Underwriting Agreement, dated as of May 6, 2015, by and among Tallgrass Energy GP, LP, TEGP Management, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 7	Distribution, Assignment and Assumption Agreement (interest in Tallgrass Energy GP, LP), dated May 11, 2015, by and among Tallgrass Energy Holdings, LLC and the Assignees listed therein (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 8	Underwriting Agreement, dated as of November 17, 2016, by and among Tallgrass Energy GP, LP and the Selling Shareholders named therein, on one hand, and Goldman, Sachs & Co., as the underwriter, on the other hand (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 22, 2016 and incorporated herein in its entirety by reference).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 25, 2016.

Tallgrass Holdings, LLC

By:	EMG Fund II Management, LP,
its manager

By:	EMG Fund II Management, LLC,
its general partner

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

EMG Fund II Management, LP

By:	EMG Fund II Management, LLC,
its general partner

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

EMG Fund II Management, LLC

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

/s/ John T. Raymond
John T. Raymond

SCHEDULE A

Information about the Reporting Persons

The names and titles and principal occupations of the directors and officers of EMG GP are set forth below. Tallgrass Holdings has no officers or directors and is managed by EMG LP. EMG LP has no officers or directors and is managed by its general partner, EMG GP, which has the directors and officers set forth below, and John T. Raymond is the sole member of EMG GP. The business address of each of the directors and officers listed below is 811 Main Street, Suite 4200, Houston, Texas, 77002. The principal business of Tallgrass Holdings is to invest in TEP and Holdings.

Name	Title	Principal Occupation
John T. Raymond	Director and Chief Executive Officer	Managing Partner and Chief Executive Officer of the family of funds managed by The Energy & Minerals Group

John G. Calvert	Director and Chief Operating Officer	Chief Operating Officer of the family of funds managed by The Energy & Minerals Group

Timothy Nolen Taylor	Chief Financial Officer	Chief Financial Officer of the family of funds managed by The Energy & Minerals Group

Christopher Bajec	Tax Director	Tax Director of the family of funds managed by The Energy & Minerals Group

Laura L. Tyson	General Counsel, Chief Compliance Officer and Secretary	General Counsel, Chief Compliance Officer and Secretary of the family of funds managed by The Energy & Minerals Group

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Form of Second Amended and Restated Limited Liability Company Agreement of Tallgrass Equity, LLC (filed as Exhibit 3.7 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on April 20, 2015 and incorporated herein in its entirety by reference).

Exhibit 3	Form of Registration Rights Agreement (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on April 20, 2015 and incorporated herein in its entirety by reference).

Exhibit 4	First Amended and Restated Agreement of Limited Partnership of Tallgrass Energy GP, LP, dated May 12, 2015 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 5	Amended and Restated Limited Liability Company Agreement of TEGP Management, LLC, dated May 12, 2015 (filed as Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 6	Underwriting Agreement, dated as of May 6, 2015, by and among Tallgrass Energy GP, LP, TEGP Management, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 7	Distribution, Assignment and Assumption Agreement (interest in Tallgrass Energy GP, LP), dated May 11, 2015, by and among Tallgrass Energy Holdings, LLC and the Assignees listed therein. (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 8	Underwriting Agreement, dated as of November 17, 2016, by and among Tallgrass Energy GP, LP and the Selling Shareholders named therein, on one hand, and Goldman, Sachs & Co., as the underwriter, on the other hand (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 22, 2016 and incorporated herein in its entirety by reference).